UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Infrastructure and Energy Alternatives, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

45686J104
(CUSIP Number)

Todd E. Molz General Counsel, Chief Administrative Officer & Managing Director Oaktree Capital Group, LLC 333 South Grand Avenue, 28th Floor Los Angeles, California 90071 (213) 830-6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 4, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45686J104	SCHEDULE 13D	Page 2 of 32

1	NAME OF REPORTING PERSON Infrastructure and Energy Alternatives, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,727,667(1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 12,727,667(1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,727,667(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.5%(2)
14	TYPE OF REPORTING PERSON OO

(1) In its capacity as the direct beneficial owner of 12,727,667 shares of common stock of Infrastructure and Energy Alternatives, Inc. (the “Issuer”), consisting of (i) 10,798,500 shares of common stock, par value $0.00001 (the “Common Stock”), (ii) warrants exercisable for 657,383 shares of Common Stock and (iii) shares of Series A Preferred Stock, par value $0.00001 (the “Series A Preferred Stock”) convertible into 1,271,784 shares of Common Stock.

(2) Based upon (i) 22,789,262 shares of Common Stock outstanding as reported on the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2020, filed with the Securities and Exchange Commission on November 9, 2020 (the “Third Quarter 2020 10-Q”), (ii) warrants exercisable for 657,383 shares of Common Stock and (iii) shares of Series A Preferred Stock convertible into 1,271,784 shares of Common Stock.

CUSIP No. 45686J104	SCHEDULE 13D	Page 3 of 32

1	NAME OF REPORTING PERSON OT POF IEA Preferred B Aggregator, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,018,374(1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 1,018,374(1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,018,374(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%(2)
14	TYPE OF REPORTING PERSON OO

(1) In its capacity as the direct owner of warrants exercisable for 1,018,374 shares of Common Stock.

(2) Based upon (i) 22,789,262 shares of Common Stock outstanding as reported on the Third Quarter 2020 10-Q, and (ii) warrants exercisable for 1,018,374 shares of Common Stock.

CUSIP No. 45686J104	SCHEDULE 13D	Page 4 of 32

1	NAME OF REPORTING PERSON OT POF IEA Preferred B Aggregator GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,018,374(1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 1,018,374(1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,018,374(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON OO

(1) Solely in its capacity as the general partner of OT POF IEA Preferred B Aggregator, L.P.

CUSIP No. 45686J104	SCHEDULE 13D	Page 5 of 32

1	NAME OF REPORTING PERSON Oaktree Power Opportunities Fund III Delaware, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,746,041(1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 13,746,041(1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,746,041(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.4%
14	TYPE OF REPORTING PERSON OO

(1) Solely in its capacity as the controlling equityholder of Infrastructure and Energy Alternatives, LLC and the managing member of OT POF IEA Preferred B Aggregator GP, LLC.

CUSIP No. 45686J104	SCHEDULE 13D	Page 6 of 32

1	NAME OF REPORTING PERSON Oaktree Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,746,041(1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 13,746,041(1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,746,041(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.4%
14	TYPE OF REPORTING PERSON OO

(1) Solely in its capacity as the general partner of Oaktree Power Opportunities Fund III Delaware, L.P.

CUSIP No. 45686J104	SCHEDULE 13D	Page 7 of 32

1	NAME OF REPORTING PERSON Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,746,041(1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 13,746,041(1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,746,041(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.4%
14	TYPE OF REPORTING PERSON OO

(1) Solely in its capacity as the managing member of Oaktree Fund GP, LLC.

CUSIP No. 45686J104	SCHEDULE 13D	Page 8 of 32

1	NAME OF REPORTING PERSON Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,746,041(1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 13,746,041(1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,746,041(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.4%
14	TYPE OF REPORTING PERSON OO

(1) Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. 45686J104	SCHEDULE 13D	Page 9 of 32

1	NAME OF REPORTING PERSON OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,746,041(1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 13,746,041(1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,746,041(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.4%
14	TYPE OF REPORTING PERSON OO

(1) Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. 45686J104	SCHEDULE 13D	Page 10 of 32

1	NAME OF REPORTING PERSON Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,746,041(1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 13,746,041(1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,746,041(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.4%
14	TYPE OF REPORTING PERSON OO

(1) Solely in its capacity as the managing member of OCM Holdings I, LLC.

CUSIP No. 45686J104	SCHEDULE 13D	Page 11 of 32

1	NAME OF REPORTING PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,746,041(1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 13,746,041(1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,746,041(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.4%
14	TYPE OF REPORTING PERSON OO

(1) Solely in its capacity as the managing member of Oaktree Holdings, LLC.

CUSIP No. 45686J104	SCHEDULE 13D	Page 12 of 32

1	NAME OF REPORTING PERSON OCM FIE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 81,433(1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 81,433(1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,433(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%(2)
14	TYPE OF REPORTING PERSON OO

(1) Solely pursuant to the policies of Oaktree Capital Management, L.P. and by virtue of the securities held by Messrs. Peter Jonna, a member of the Issuer’s board of directors, and Ian Schapiro, a former member of the Issuer’s board of directors.

(2) Based upon 22,789,262 shares of Common Stock outstanding as reported on the Third Quarter 2020 10-Q.

CUSIP No. 45686J104	SCHEDULE 13D	Page 13 of 32

1	NAME OF REPORTING PERSON Oaktree Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 81,433(1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 81,433(1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,433(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON OO

(1) Solely in in its capacity as managing member of OCM FIE, LLC

CUSIP No. 45686J104	SCHEDULE 13D	Page 14 of 32

1	NAME OF REPORTING PERSON Oaktree Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 81,433(1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 81,433(1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,433(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON OO

(1) Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

CUSIP No. 45686J104	SCHEDULE 13D	Page 15 of 32

1	NAME OF REPORTING PERSON Atlas OCM Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 81,433(1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 81,433(1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,433(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON OO

(1) Solely in its capacity as the sole managing member of Oaktree Capital Management GP, LLC.

CUSIP No. 45686J104	SCHEDULE 13D	Page 16 of 32

1	NAME OF REPORTING PERSON Brookfield Asset Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,827,474(1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 13,827,474(1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,827,474(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.7%
14	TYPE OF REPORTING PERSON HC

(1) Solely in its capacity as the indirect owner of the class A units of each of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC.

CUSIP No. 45686J104	SCHEDULE 13D	Page 17 of 32

1	NAME OF REPORTING PERSON Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,827,474(1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 13,827,474(1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,827,474(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.7%
14	TYPE OF REPORTING PERSON HC

(1) Solely in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield Asset Management, Inc.

CUSIP No. 45686J104	SCHEDULE 13D	Page 18 of 32

This Amendment No. 9 (“Amendment No. 9”) to Schedule 13D amends and supplements Amendment No. 1 to Schedule 13D (“Amendment No. 1”), filed on January 28, 2019, Amendment No. 2 to Schedule 13D (“Amendment No. 2”), filed on May 29, 2019, Amendment No. 3 to Schedule 13D (“Amendment No. 3”), filed on August 16, 2019, Amendment No. 4 to Schedule 13D (“Amendment No. 4”), filed on October 10, 2019, Amendment No. 5 to Schedule 13D (“Amendment No. 5”), filed on November 1, 2019, Amendment No. 6 (“Amendment No. 6”), filed on November 18, 2019, Amendment No. 7 (“Amendment No. 7”), filed on January 23, 2020 and Amendment No. 8 (“Amendment No. 8”), filed on August 7, 2020, each of which amended and supplemented the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on April 5, 2018 (together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8, the “Schedule 13D”), relating to Infrastructure and Energy Alternatives, Inc. (the “Issuer”).

As further described in Item 6 below, the Reporting Persons are party to certain agreements with Ares Special Situations Fund IV, L.P. and ASOF Holdings I, L.P. (the “Ares Entities”). As a result, the Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Ares Entities. The Reporting Persons expressly disclaim any membership in a group with the Ares Entities. It is the understanding of the Reporting Persons that the Ares Entities are filing a separate Schedule 13D with respect to the shares of Common Stock beneficially owned by the Ares Entities. The beneficial ownership of the Reporting Persons does not include any shares of Common Stock that may be beneficially owned by any of the Ares Entities, and the Reporting Persons disclaim beneficial ownership over such shares.

CUSIP No. 45686J104	SCHEDULE 13D	Page 19 of 32

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a) - (c), (f)

This Schedule 13D is filed as a joint statement pursuant to Rule 13d-1(k) under the Act by each of the following persons (collectively, the “Reporting Persons”):

(i)	Infrastructure and Energy Alternatives, LLC, a Delaware limited liability company (“Oaktree LLC” or the “Seller”), whose principal business is to hold the Subject Shares;
(ii)	OT POF IEA Preferred B Aggregator, L.P., a Delaware limited partnership (“Aggregator LP”), whose principal business is to hold the Subject Shares;
(iii)	OT POF IEA Preferred B Aggregator GP, LLC, a Delaware limited liability company (“Aggregator GP”), whose principal business is to serve as, and perform the functions of the general partner of Aggregator LP;
(iv)	Oaktree Power Opportunities Fund III Delaware, L.P., a Delaware limited partnership (“Oaktree”), whose principal business is to (i) make investments in accordance with its established purpose and other applicable terms of its limited partnership agreement and (ii) serve as, and perform the functions of, the manager, managing member, or general partner of certain special purpose investment entities, including Oaktree LLC and Aggregator GP;
(v)	Oaktree Fund GP, LLC, a Delaware limited liability company (“GP”), whose principal business is to serve as, and perform the functions of, the manager, managing member or general partner of certain special purpose investment entities, including Oaktree;
(vi)	Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), whose principal business is to (i) serve as, and perform the functions of, the general partner of certain investment funds or to serve as, and perform the functions of, the managing member of the general partner of certain investment funds, including GP, and (ii) to act as the sole shareholder of certain controlling entities of certain investment funds;
(vii)	Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), whose principal business is to serve as, and perform the functions of, the general partner of GP I;
(viii)	OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), whose principal business is to serve as, and perform the functions of, the general partner of Capital I and to hold limited partnership interests in Capital I;

CUSIP No. 45686J104	SCHEDULE 13D	Page 20 of 32

(ix)	Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings LLC”), whose principal business is to serve as, and perform the functions of, the managing member of Holdings I;
(x)	Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), whose principal business is to act as the holding company and controlling entity of each of the general partner and investment adviser of certain investment funds and separately managed accounts;
(xi)	OCM FIE, LLC, a Delaware limited liability company (“FIE”), whose principal business is to act as a holding company of economic interests;
(xii)	Oaktree Capital Management, L.P., a Delaware limited partnership (“OCM”), whose principal business is to (i) provide investment advisory services to investment funds and accounts and (ii) serve as, and perform the functions of, the managing member of FIE;
(xiii)	Oaktree Capital Management GP, LLC, a Delaware limited liability company (“OCM GP LLC”), in its capacity as the general partner of OCM;
(xiv)	Atlas OCM Holdings, LLC, a Delaware limited liability company (“Atlas”), in its capacity as the sole managing member of OCM GP LLC;
(xv)	Brookfield Asset Management Inc., a Canadian corporation (“BAM”), in its capacity as the indirect owner of the class A units of each of OCG and Atlas; and
(xvi)	Partners Limited, a Canadian corporation (“Partners”), in its capacity as the sole owner of Class B Limited Voting Shares of BAM.

Set forth in the attached Annex A is a listing of the directors, executive officers, investment managers, managers, members and general partners, as applicable, of each Reporting Person (collectively, the “Covered Persons”), and is incorporated by reference. Except as set forth in Annex A, each of the Covered Persons that is a natural person is a United States citizen.

Except as set forth in Schedule A, the principal business address of each of the Reporting Persons and each Covered Person is c/o Oaktree Capital Group, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

(d)-(e)

During the last five years, none of the Reporting Persons, or to the best of their knowledge, any Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by adding the following:

Peter Jonna, a director designee of Oaktree LLC, has notified the Issuer that he intends to resign from the Issuer’s board of directors upon the consummation of the Offering (as defined in Item 5).

The response to Item 6 is incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b)

As of the date of this Amendment No. 9, the Reporting Persons beneficially owned that number of shares of Common Stock (the “Subject Shares”) set forth on the cover pages hereto, which information is incorporated herein by reference.

The aggregate percentage of shares of Common Stock reported as owned by Infrastructure and Energy Alternatives, LLC (“Oaktree LLC”) is based on (i) 22,789,262 shares of Common Stock outstanding as reported on the Third Quarter 2020 10-Q, (ii) the 1,271,784 shares of Common Stock issuable upon conversion of the Series A Preferred Stock and (iii) the 657,383 shares of Common Stock issuable upon exercise of the Warrants held by Oaktree LLC.

The aggregate percentage of shares of Common Stock reported as owned by each of OT POF IEA Preferred B Aggregator, L.P. (“Aggregator LP”) and OT POF IEA Preferred B Aggregator GP, LLC (“Aggregator GP”) is based on (i) 22,789,262 shares of Common Stock outstanding as reported on the Third Quarter 2020 10-Q and (ii) the 1,018,374 shares of Common Stock issuable upon exercise of the Warrants held by Aggregator LP.

The aggregate percentage of shares of Common Stock reported as owned by each of Oaktree Power Opportunities Fund III Delaware, L.P. (“Oaktree”), Oaktree Fund GP, LLC (“GP”), Oaktree Fund GP I, L.P. (“GP I”), Oaktree Capital I, L.P. (“Capital I”), OCM Holdings I, LLC (“Holdings I”), Oaktree Holdings, LLC (“Holdings LLC”) and Oaktree Capital Group, LLC (“OCG”) is based on (i) 22,789,262 shares of Common Stock outstanding as reported on the Third Quarter 2020 10-Q, (ii) the 1,018,374 shares of Common Stock issuable upon exercise of the Warrants held by Aggregator LP, (iii) the 657,383 shares of Common Stock issuable upon exercise of the Warrants held by Oaktree LLC and (iv) the 1,271,784 shares of Common Stock issuable upon conversion of the Series A Preferred Stock.

The aggregate percentage of shares of Common Stock reported as owned by each of Atlas OCM Holdings LLC (“Atlas OCM LLC”), Oaktree Capital Management GP LLC (“OCM GP LLC”), Oaktree Capital Management, L.P. (“OCM”) and OCM FIE, LLC (“FIE”) is based on 22,789,262 shares of Common Stock outstanding as reported on the Third Quarter 2020 10-Q.

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The aggregate percentage of shares of Common Stock reported as owned by each of Brookfield Asset Management, Inc. (“BAM”) and Partners Limited (“Partners”) is based on (i) 22,789,262 shares of Common Stock outstanding as reported on the Third Quarter 2020 10-Q, (ii) the 1,018,374 shares of Common Stock issuable upon exercise of the Warrants held by Aggregator LP, (iii) the 657,383 shares of Common Stock issuable upon exercise of the Warrants held by Oaktree LLC and (iv) the 1,271,784 shares of Common Stock issuable upon conversion of the Series A Preferred Stock.

In accordance with the Amended Series A Certificate, the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock is calculated by dividing (i) the Stated Value by (ii) the volume weighted average price (“VWAP”) per share of common stock for the 30 consecutive trading days ending on the trading day immediately preceding the conversion date. In the event the Series A Preferred Stock is converted following an uncured non-payment, failure or default event, or if a holder of Series A Preferred Stock is converting (i) when the terms of the Series B Preferred Stock or the Issuer’s existing senior credit agreement would prohibit the payment of cash dividends or (ii) when any shares of Series B Preferred Stock is outstanding, for the purposes of the foregoing calculation, VWAP per share will be multiplied by 90%. The “VWAP per share” is defined as the per share volume-weighted average price as reported by Bloomberg (as further described in the Amended Series A Certificate).

Oaktree LLC may be deemed to directly beneficially own 12,727,667 shares of Common Stock, which is 51.5% of the Issuer’s Common Stock outstanding, and has sole power to vote and dispose of such shares. Such shares of Common Stock includes (i) shares of Series A Preferred Stock convertible into 1,271,784 shares of Common Stock and (ii) the 657,383 shares of Common Stock issuable upon exercise of the Warrants held by Oaktree LLC. In addition, as further described in Item 6, on November 14, 2019, pursuant to the Exchange Agreement, the Issuer issued 19,123.87 shares of Series B-3 Preferred Stock to Oaktree LLC. Such shares of Series B-3 Preferred Stock are not included in the number of shares set forth above because the conversion of the Series B-3 Preferred Stock is subject to material conditions (as further described in “Conversion into Common Stock in Connection with Certain Events” in Item 6) that are outside of the control of the Reporting Persons.

Aggregator LP may be deemed to directly beneficially own 1,018,374 shares of Common Stock comprised of shares issuable upon exercise of the Warrants held by Aggregator LP, which is 4.3% of the Issuer’s Common Stock outstanding, and has sole power to vote and dispose of such shares upon exercise of such Warrants. Aggregator LP also owns shares of Series B-1 Preferred Stock. Such shares of Series B-1 Preferred Stock are not included in the number of shares set forth in the preceding sentence because the conversion of the Series B-1 Preferred Stock is subject to material conditions that are outside of the control of the Reporting Persons.

Aggregator GP, in its capacity as the general partner of Aggregator LP has the ability to direct the management of Aggregator LP’s business, including the power to direct the decisions of Aggregator LP regarding the vote and disposition of securities held by Aggregator LP, therefore, Aggregator GP may be deemed to have indirect beneficial ownership of the Subject Shares held by Aggregator LP.

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Oaktree, in its capacity as the managing member of Oaktree LLC, has the ability to direct the management of Oaktree LLC’s business, including the power to direct the decisions of Oaktree LLC regarding the vote and disposition of securities held by Oaktree LLC; therefore, Oaktree may be deemed to have indirect beneficial ownership of the Subject Shares held by Oaktree LLC. Pursuant to the Third Amended and Restated Investor Rights Agreement, each of Oaktree LLC and any affiliated transferee thereof has granted a power of attorney to vote such person’s shares of Common Stock and to act on such person’s behalf under the Third Amended and Restated Investor Rights Agreement. Additionally, Oaktree, in its capacity as the managing member of Aggregator GP, has the ability to direct the management of Aggregator GP’s business, including the power to direct the decisions of Aggregator GP regarding the vote and disposition of securities held by Aggregator LP; therefore, Oaktree may be deemed to have indirect beneficial ownership of the Subject Shares held by Aggregator LP.

GP, in its capacity as general partner of Oaktree, has the ability to direct the management of Oaktree’s business, including the power to direct the decisions of Oaktree regarding the vote and disposition of securities held by Oaktree LLC and/or Aggregator LP; therefore, GP may be deemed to have indirect beneficial ownership of the Subject Shares.

GP I, in its capacity as the managing member of GP, has the ability to direct the management of GP’s business, including the power to direct the decisions of GP regarding the vote and disposition of securities held by Oaktree LLC and/or Aggregator LP, therefore, GP I may be deemed to have indirect beneficial ownership of the Subject Shares.

Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I regarding the vote and disposition of securities held by Oaktree LLC and/or Aggregator LP; therefore, Capital I may be deemed to have indirect beneficial ownership of the Subject Shares.

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the vote and disposition of securities held by Oaktree LLC and/or Aggregator LP; therefore, Holdings I may be deemed to have indirect beneficial ownership of the Subject Shares.

Holdings LLC, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holdings I’s business, including the power to direct the decisions of Holdings I regarding the vote and disposition of securities held by Oaktree LLC and/or Aggregator LP; therefore, Holdings LLC may be deemed to have indirect beneficial ownership of the Subject Shares.

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OCG, in its capacity as the managing member of Holdings LLC, has the ability to direct the management of Holdings LLC’s business, including the power to direct the decisions of Holdings LLC regarding the vote and disposition of securities held by Oaktree LLC and/or Aggregator LP; therefore, OCG may be deemed to have indirect beneficial ownership of the Subject Shares.

Pursuant to the policies of OCM, Messrs. Schapiro and Jonna hold their securities for the benefit of FIE. OCM is the managing member of FIE; OCM GP LLC is the general partner of OCM and has the power to direct the management of OCM including its decisions with respect to such Subject Shares; Atlas OCM LLC is the sole managing member of OCM GP LLC and has the power to direct the management of OCM GP LLC including its decisions with respect to such Subject Shares; Atlas OCM LLC is managed by its ten member board of directors; therefore, FIE, OCM, OCM GP LLC and Atlas OCM LLC may be deemed to have indirect beneficial ownership of such Subject Shares.

With respect to the Subject Shares reported herein, each of the Reporting Persons may be deemed to have sole voting and dispositive power or the sole power to direct the vote and disposition of the number of Subject Shares which such Reporting Person may be deemed to beneficially own as set forth above.

Following the consummation of the transactions contemplated by the Agreement and Plan of Merger, dated as of March 13, 2019, by and among OCG, Brookfield Asset Management, Inc. (“BAM”) and other parties thereto, as reported by OCG on a Current Report on Form 8-K, dated October 4, 2019, BAM and certain of its affiliates may be deemed to beneficially own certain Subject Shares reported herein as beneficially owned by OCG and Atlas OCM LLC. BAM disclaims beneficial ownership of any of the Subject Shares referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, except to the extent of its pecuniary interest therein.

Partners, in its capacity as the sole owner of Class B Limited Voting Shares of BAM, has the ability to appoint and remove certain directors of BAM and, as such, may indirectly control the decisions of BAM regarding the vote and disposition of the Subject Shares reported herein as beneficially owned by OCG and Atlas OCM LLC. Partners disclaims beneficial ownership of any of the Subject Shares referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, except to the extent of its pecuniary interest therein.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons, other than Oaktree LLC and Aggregator LP, that it is the beneficial owner of any of the Subject Shares referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person, other than Oaktree LLC and Aggregator LP.

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To the actual knowledge of the Reporting Persons, none of the Covered Persons directly owns any Subject Shares; provided, however, that because of each Covered Person’s status as an investment manager, manager, general partner, director, executive officer or member of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the Subject Shares beneficially owned by such Reporting Person. Except to the extent of their pecuniary interest, each of the Covered Persons disclaims beneficial ownership of the Subject Shares reported herein and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement.

(c)       On December 23, 2020, the Issuer issued 525,000 shares of common stock to Oaktree LLC pursuant to the (i) Waiver, Consent and Agreement to Forfeit Founder Shares, dated as of March 20, 2018, by and among the Issuer and Oaktree LLC, among others, (ii) Founder Shares Amendment Agreement, dated as of March 26, 2018, by and among the Issuer and Oaktree LLC, among others, and (iii) Amended and Restated Founder Shares Amendment Agreement, dated as of June 6, 2018, by and among the Issuer and Oaktree LLC, among others.

On December 30, 2020, Oaktree LLC distributed 40,000 shares of common stock to Christopher Hanson, the Issuer’s Executive Vice President of Wind Operations and a member of Oaktree LLC, as a pro rata in-kind distribution in respect of his membership interest in Oaktree LLC, who in turn donated these shares to the Dash Foundation Inc.

On February 3, 2021, Oaktree LLC entered into an underwriting agreement (the “Underwriting Agreement”) with the Issuer and Guggenheim Securities, LLC, as representative of the several underwriters named therein (the “Underwriters”) that provides for the offer and sale (the “Offering”) by Oaktree LLC, and the purchase by the Underwriters, of 8,000,000 shares of Common Stock. The Underwriting Agreement also provides the Underwriters a 30-day option to purchase up to 853,286 additional shares of Common Stock at the public offering price, less the underwriting discounts and commissions. The Offering is expected to close on February 4, 2021, subject to customary closing conditions.

(d)       Not applicable.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is supplemented by adding the following disclosure after the last paragraph of this Item:

On February 3, 2021, the Ares Entities and Oaktree LLC and Aggregator LP (collectively, the “Oaktree Parties”) entered into a securities purchase agreement (the “Securities Purchase Agreement”), pursuant to which the Ares Entities agreed to purchase all shares of the Series A Preferred Stock, the Series B-1 Preferred Stock, and the Series B-3 Preferred Stock held by the Oaktree Parties. The closing of the transactions under the Securities Purchase Agreement is conditional upon, among other things, Oaktree LLC selling a minimum of $60,000,000 of Common Stock in an underwritten public offering. Oaktree has requested that the Company effect an underwritten “takedown” offering from the Company’s existing shelf registration statement covering the resales of such shares.

Underwritten Offering

On February 3, 2021, Oaktree LLC entered into the Underwriting Agreement with the Issuer and Guggenheim Securities, LLC, as representative of the several Underwriters that provides for the Offering by Oaktree LLC of 8,000,000 shares of Common Stock. The Underwriting Agreement also provides the Underwriters a 30-day option to purchase up to 853,286 additional shares of Common Stock at the public offering price, less the underwriting discounts and commissions. The Offering is expected to close on February 4, 2021, subject to customary closing conditions.

In connection with the Offering, Oaktree LLC, among others, each agreed to enter into a lock-up agreement, dated February 3, 2021 (the “Lock-Up Agreement”), with the Underwriters, pursuant to which, for the period beginning on the date of the Lock-Up Agreement and ending on and including the date that is 90 days after February 3, 2021 (the “Lock-Up Period”), without the prior written consent of Guggenheim Securities, LLC, on behalf of the underwriters, and subject to certain exceptions listed therein, during the Lock-Up Period, Oaktree LLC will not, and will not cause any direct or indirect affiliate to, directly or indirectly, (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (including without limitation, Common Stock or such other securities which may be deemed to be beneficially owned by the lock-up signatory in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) (collectively with the common stock, the “Relevant Securities”), (b) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the Relevant Securities, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Relevant Securities, in cash or otherwise, (c) make any demand for, or exercise any right with respect to, the registration of any Relevant Securities, or (d) publicly disclose the intention to do any of the foregoing.

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Item 7. Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit 1	Joint Filing Agreement, by and among the Reporting Persons, dated as of August 7, 2020.

Exhibit 2	Agreement and Plan of Merger, dated as of November 3, 2017, by and among the Issuer, IEA Energy Services LLC, Wind Merger Sub I, Inc., Wind Merger Sub II, LLC, Infrastructure and Energy Alternatives, LLC (“Oaktree LLC”), Oaktree Power Opportunities Fund III Delaware, L.P., solely in its capacity as Oaktree LLC’s representative, and, solely for purposes of certain sections therein, M III Sponsor I LLC and M III Sponsor I LP. (incorporated by reference to Exhibit 2.1 to the Issuer’s Amendment No.1 to its Current Report on Form 8-K filed November 8, 2017).

Exhibit 3	Amendment No. 1 to the Agreement and Plan of Merger, dated November 15, 2017, by and among the Issuer, IEA Energy Services LLC, Wind Merger Sub I, Inc., Wind Merger Sub II, LLC, Infrastructure and Energy Alternatives, LLC (“Oaktree LLC”), Oaktree Power Opportunities Fund III Delaware, L.P., solely in its capacity as Oaktree LLC’s representative, and, solely for purposes of certain sections therein, M III Sponsor I LLC and M III Sponsor I LP. (incorporated by reference to Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed November 21, 2017).

Exhibit 4	Amendment No. 2 to the Agreement and Plan of Merger, dated December 27, 2017, by and among the Issuer, IEA Energy Services LLC, Wind Merger Sub I, Inc., Wind Merger Sub II, LLC, Infrastructure and Energy Alternatives, LLC (“Oaktree LLC”), Oaktree Power Opportunities Fund III Delaware, L.P., solely in its capacity as Oaktree LLC’s representative, and, solely for purposes of certain sections therein, M III Sponsor I LLC and M III Sponsor I LP. (incorporated by reference to Exhibit 2.3 to the Issuer’s Current Report on Form 8-K filed January 2, 2018).

Exhibit 5	Amendment No. 3 to the Agreement and Plan of Merger, dated January 9, 2018, by and among the Issuer, IEA Energy Services LLC, Wind Merger Sub I, Inc., Wind Merger Sub II, LLC, Infrastructure and Energy Alternatives, LLC (“Oaktree LLC”), Oaktree Power Opportunities Fund III Delaware, L.P., solely in its capacity as Oaktree LLC’s representative, and, solely for purposes of certain sections therein, M III Sponsor I LLC and M III Sponsor I LP. (incorporated by reference to Exhibit 2.4 to the Issuer’s Current Report on Form 8-K filed January 10, 2018).

Exhibit 6	Amendment No. 4 to the Agreement and Plan of Merger, dated February 7, 2018, by and among the Issuer, IEA Energy Services LLC, Wind Merger Sub I, Inc., Wind Merger Sub II, LLC, Infrastructure and Energy Alternatives, LLC (“Oaktree LLC”), Oaktree Power Opportunities Fund III Delaware, L.P., solely in its capacity as Oaktree LLC’s representative, and, solely for purposes of certain sections therein, M III Sponsor I LLC and M III Sponsor I LP. (incorporated by reference to Exhibit 2.5 to the Issuer’s Current Report on Form 8-K filed February 9, 2018).

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Exhibit 7	Amendment No. 5 to the Agreement and Plan of Merger, dated March 8, 2018, by and among the Issuer, IEA Energy Services LLC, Wind Merger Sub I, Inc., Wind Merger Sub II, LLC, Infrastructure and Energy Alternatives, LLC (“Oaktree LLC”), Oaktree Power Opportunities Fund III Delaware, L.P., solely in its capacity as Oaktree LLC’s representative, and, solely for purposes of certain sections therein, M III Sponsor I LLC and M III Sponsor I LP. (incorporated by reference to Exhibit 2.6 to the Issuer’s Current Report on Form 8-K filed March 8, 2018).

Exhibit 8	Waiver, Consent and Agreement to Forfeit Founder Shares, dated as of March 20, 2018, by and among IEA Energy Services LLC, Infrastructure and Energy Alternatives, LLC, Oaktree Power Opportunities Fund III Delaware, L.P., M III Acquisition Corp., Wind Merger Sub I, Inc., Wind Merger Sub II, LLC, M III Sponsor I LLC and M III Sponsor I LP (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed March 20, 2018).

Exhibit 9	Founder Shares Amendment Agreement, dated as of March 26, 2018, by and among M III Sponsor I LLC, M III Sponsor I LP, M III Acquisition Corp. and Infrastructure and Energy Alternatives, LLC (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed March 29, 2018).

Exhibit 10	Registration Rights Agreement dated as of March 26, 2018 by and among Infrastructure and Energy Alternatives, Inc., Oaktree LLC, M III Sponsor I LLC and M III Sponsor I LP, Cantor Fitzgerald & Co., Mr. Osbert Hood and Mr. Philip Marber (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed March 29, 2018).

Exhibit 11	Certificate of Designations of Series A Preferred Stock of Infrastructure and Energy Alternatives, Inc. (incorporated by reference to Exhibit 3.3 to the Issuer’s Current Report on Form 8-K filed March 29, 2018).

Exhibit 12	Investor Rights Agreement, dated as of March 26, 2018, (i) by and among Infrastructure and Energy Alternatives, Inc., M III Sponsor I LLC and any other Sponsor Affiliated Transferees who become a party to the agreement; and (ii) Infrastructure and Energy Alternatives, Inc. Infrastructure and Energy Alternatives, LLC, any other Seller Affiliated Transferees who become a party to the agreement and Oaktree Power Opportunities Fund III Delaware, L.P., in its capacity as the representatives of the Selling Stockholders (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed March 29, 2018).

Exhibit 13	First Amendment to Amended and Restated Registration Rights Agreement, dated as of June 6, 2018, by and between Infrastructure and Energy Alternatives, Inc. and Infrastructure and Energy Alternatives, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed June 7, 2018).

Exhibit 14	Amended and Restated Founder Shares Amendment Agreement, dated as of June 6, 2018, by and among Infrastructure and Energy Alternatives, Inc., M III Sponsor I LLC, M III Sponsor I LP, Infrastructure and Energy Alternatives, LLC and Messrs. Hood and Marber (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed June 7, 2018.)

Exhibit 15	Equity Commitment Agreement, dated as of May 14, 2019, by and among Infrastructure and Energy Alternatives Inc., the Commitment Parties thereto, and Oaktree Power Opportunities Fund III Delaware, L.P., solely for limited purposes (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 10-Q filed on May 15, 2019).

Exhibit 16	Amended and Restated Equity Commitment Agreement, dated May 20, 2019, by and among Infrastructure and Energy Alternatives, Inc., and the commitment parties party thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed May 22, 2019).

Exhibit 17	Warrant Agreement, dated May 20, 2019, by and among Infrastructure and Energy Alternatives, Inc. and OT POF IEA Preferred B Aggregator, L.P. (incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed May 22, 2019).

Exhibit 18	Second Amendment to Amended and Restated Registration Rights Agreement, dated as of May 20, 2019, by and among Infrastructure and Energy Alternatives, Inc., Infrastructure and Energy Alternatives, LLC, Ares Special Situations Fund IV, L.P. and OT POF IEA Preferred B Aggregator, L.P. (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed May 22, 2019).

Exhibit 19	Certificate of Designations of Series B Preferred Stock of Infrastructure and Energy Alternatives, Inc. (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed May 22, 2019).

Exhibit 20	Amended and Restated Investor Rights Agreement, dated as of May 20, 2019, by and among Infrastructure and Energy Alternatives, Inc., M III Sponsor I LLC, Infrastructure and Energy Alternatives, LLC and Oaktree Power Opportunities Fund III Delaware, L.P. (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed May 22, 2019).

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Exhibit 21	Amended and Restated Certificate of Designations of Series A Preferred Stock of Infrastructure and Energy Alternatives, Inc. (incorporated by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed May 22, 2019).

Exhibit 22	Equity Commitment Agreement, dated August 13, 2019, by and among Infrastructure and Energy Alternatives, Inc., the Commitment Parties party thereto and Oaktree Power Opportunities Fund III Delaware, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 10-Q filed on August 14, 2019).

Exhibit 23	Second Amended and Restated Investor Rights Agreement, dated as of August 30, 2019, by and among Infrastructure and Energy Alternatives, Inc., M III Sponsor I LLC, Infrastructure and Energy Alternatives, LLC and Oaktree Power Opportunities Fund III Delaware, L.P. (incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K filed on August 30, 2019).

Exhibit 24	Equity Commitment Agreement, dated October 29, 2019, by and among Infrastructure and Energy Alternatives, Inc., the Commitment Parties party thereto, Oaktree Power Opportunities Fund III Delaware, L.P., Infrastructure and Energy Alternatives, LLC, and OT POF IEA Preferred B Aggregator, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on October 30, 2019).

Exhibit 25	Preferred Stock Exchange Agreement, dated October 29, 2019, by and among the Infrastructure and Energy Alternatives, Inc., Infrastructure and Energy Alternatives, LLC, Ares Special Situations Fund IV, L.P. and ASOF Holdings I, L.P., Oaktree Power Opportunities Fund III Delaware, L.P., and OT POF IEA Preferred B Aggregator, L.P. (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed on October 30, 2019).

Exhibit 26	Rights Offering Agreement, dated October 29, 2019, by and among Infrastructure and Energy Alternatives, Inc., Infrastructure and Energy Alternatives, LLC, Ares Special Situations Fund IV, L.P. and ASOF Holdings I, L.P., Oaktree Power Opportunities Fund III Delaware, L.P., and OT POF IEA Preferred B Aggregator, L.P. (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed on October 30, 2019).

Exhibit 27	Voting Agreement, dated as of October 29, 2019, by and among Infrastructure and Energy Alternatives, Inc., Infrastructure and Energy Alternatives, LLC, OT POF IEA Preferred B Aggregator, L.P., M III Sponsor, Mohsin Y. Meghji, Mohsin Meghji 2016 Gift Trust and Charles Garner and M III Sponsor I LLC (incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K filed on October 30, 2019).

Exhibit 28	Indemnification Letter Agreement, dated as of October 29, 2019, by and among Infrastructure and Energy Alternatives, Inc., Oaktree Power Opportunities Fund III Delaware L.P., Infrastructure and Energy Alternatives, LLC and OT POF IEA Preferred B Aggregator, L.P. (incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K filed on October 30, 2019).

Exhibit 29	Certificate of Designations of Series B-3 Preferred Stock of Infrastructure and Energy Alternatives, Inc. (incorporated by reference to Exhibit 3.1 to the Issuer’s Form 8-K filed on November 15, 2019).

Exhibit 30	Second Amended and Restated Certificate of Designations of Series B-1 Preferred Stock of Infrastructure and Energy Alternatives, Inc. (incorporated by reference to Exhibit 3.2 to the Issuer’s Form 8-K filed on November 15, 2019).

Exhibit 31	Amended and Restated Certificate of Designations of Series B-2 Preferred Stock of Infrastructure and Energy Alternatives, Inc. (incorporated by reference to Exhibit 3.3 to the Issuer’s Form 8-K filed on November 15, 2019).

Exhibit 32	Investor Rights Agreement, dated November 14, 2019, by and among Infrastructure and Energy Alternatives, Inc., Ares Special Situations Fund IV, L.P., ASOF Holdings I, L.P., Infrastructure and Energy Alternatives, LLC and OT POF IEA Preferred B Aggregator, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on November 15, 2019).

Exhibit 33	Warrant Certificate, dated November 14, 2019, by and among Infrastructure and Energy Alternatives, Inc. and Ares Special Situations Fund IV, L.P. (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed on November 15, 2019).

Exhibit 34	Warrant Certificate, dated November 14, 2019, by and among Infrastructure and Energy Alternatives, Inc. and ASOF Holdings I, L.P. (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed on November 15, 2019).

Exhibit 35	Warrant Certificate, dated November 14, 2019, by and among Infrastructure and Energy Alternatives, Inc. and Infrastructure and Energy Alternatives, LLC (incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K filed on November 15, 2019).

Exhibit 36	Fourth Amendment to Amended and Restated Registration Rights Agreement, dated as of November 14, 2019, by and among Infrastructure and Energy Alternatives, Inc., OT POF IEA Preferred B Aggregator, L.P., Ares Special Situations Fund IV, L.P., ASOF Holdings I, L.P. and Infrastructure and Energy Alternatives, LLC (incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K filed on November 15, 2019).

CUSIP No. 45686J104	SCHEDULE 13D	Page 29 of 32

Exhibit 37	First Amendment to Rights Offering Agreement, dated as of January 27, 2020, by and among Infrastructure and Energy Alternatives, Inc., Ares Special Situations Fund IV, L.P., ASOF Holdings I, L.P., Oaktree Power Opportunities Fund III Delaware, L.P., Infrastructure and Energy Alternatives, LLC and OT POF IEA Preferred B Aggregator, L.P. (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed on January 27, 2020).

Exhibit 38	Third Amended and Restated Investor Rights Agreement, dated as of January 23, 2020, by and among Infrastructure and Energy Alternatives, Inc., M III Sponsor I LLC, Infrastructure and Energy Alternatives, LLC and Oaktree Power Opportunities Fund III Delaware, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on January 27, 2020).

Exhibit 39	Second Amendment to Equity Commitment Agreement, dated July 23, 2020, by and among Infrastructure and Energy Alternatives, Inc., the Commitment Parties party thereto, Oaktree Power Opportunities Fund III Delaware, L.P., Infrastructure and Energy Alternatives, LLC, and OT POF IEA Preferred B Aggregator, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on July 24, 2020).

Exhibit 40

Securities Purchase Agreement, dated February 3, 2021, by and among Ares Special Situations Fund IV, L.P., ASOF Holdings I, L.P., Infrastructure and Energy Alternatives, LLC and OT POF IEA Preferred B Aggregator, L.P.

Exhibit 41

Fifth Amendment to Amended and Restated Registration Rights Agreement, dated as of February 3, 2021, by and among Infrastructure and Energy Alternatives, Inc., OT POF IEA Preferred B Aggregator, L.P., Ares Special Situations Fund IV, L.P., ASOF Holdings I, L.P. and Infrastructure and Energy Alternatives, LLC.

Exhibit 42	Underwriting Agreement dated February 4, 2021 among Infrastructure and Energy Alternatives, Inc., the Underwriters and the Selling Stockholder (incorporated by reference to Exhibit 1.1 to the Issuer’s Form 8-K filed on February 4, 2021).

Exhibit 43	Lock-Up Agreement among Infrastructure and Energy Alternatives, LLC and Guggenheim Securities, LLC, dated February 4, 2021.

CUSIP No. 45686J104	SCHEDULE 13D	Page 30 of 32

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2021

Infrastructure and Energy Alternatives, LLC

By:	/s/ Peter Jonna
Name: Peter Jonna Title: Authorized Signatory

OT POF IEA Preferred B Aggregator, L.P.

By:	OT POF IEA Preferred B Aggregator GP, LLC
Its:	General Partner

By:	Oaktree Power Opportunities Fund III Delaware, L.P.
Its:	Managing Member

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name: Henry Orren Title: Authorized Signatory

OT POF IEA Preferred B Aggregator GP, LLC

By:	Oaktree Power Opportunities Fund III Delaware, L.P.
Its:	Managing Member

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name: Henry Orren Title: Authorized Signatory

CUSIP No. 45686J104	SCHEDULE 13D	Page 31 of 32

Oaktree Power Opportunities Fund III Delaware, L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name: Henry Orren Title: Authorized Signatory

Oaktree Fund GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name: Henry Orren Title: Authorized Signatory

Oaktree Fund GP I, L.P.

By:	/s/ Henry Orren
Name: Henry Orren Title: Authorized Signatory

Oaktree Capital I, L.P.

By:	/s/ Henry Orren
Name: Henry Orren Title: Vice President

OCM Holdings I, LLC

By:	/s/ Henry Orren
Name: Henry Orren Title: Vice President

Oaktree Holdings, LLC

By:	/s/ Henry Orren
Name: Henry Orren Title: Vice President

Oaktree Capital Group, LLC

By:	/s/ Henry Orren
Name: Henry Orren Title: Vice President

OCM FIE, LLC

By:	/s/ Henry Orren
Name: Henry Orren Title: Authorized Signatory

CUSIP No. 45686J104	SCHEDULE 13D	Page 32 of 32

Oaktree Capital Management, L.P.

By:	/s/ Henry Orren
Name: Henry Orren Title: Vice President

Oaktree Capital Management GP, LLC
By: Atlas OCM Holdings, LLC
Its: Managing Member

By: Oaktree New Holdings, LLC
Its: Member

By:	/s/ Henry Orren
Name: Henry Orren Title: Authorized Signatory

Atlas OCM Holdings, LLC
By: Oaktree New Holdings, LLC
Its: Member

By:	/s/ Henry Orren
Name: Henry Orren Title: Authorized Signatory

Brookfield Asset Management Inc.

By:	/s/ Jessica Diab
Name: Jessica Diab Title: Vice President, Legal & Regulatory

Partners Limited

By:	/s/ Brian Lawson
Name: Brian Lawson Title: Director and President

ANNEX A

Infrastructure and Energy Alternatives, LLC

The controlling equityholder of Infrastructure and Energy Alternatives, LLC is Oaktree Power Opportunities Fund III Delaware, L.P.

OT POF IEA Preferred B Aggregator, L.P.

The general partner of OT POF IEA Preferred B Aggregator, L.P. is OT POF IEA Preferred B Aggregator GP, LLC.

OT POF IEA Preferred B Aggregator GP, LLC

The managing member of OT POF IEA Preferred B Aggregator GP, LLC is Oaktree Power Opportunities Fund III Delaware, L.P.

Oaktree Power Opportunities Fund III Delaware, L.P.

The general partner of Oaktree Power Opportunities Fund III Delaware, L.P. is Oaktree Fund GP, LLC.

Oaktree Fund GP, LLC

The managing member of Oaktree Fund GP, LLC is Oaktree Fund GP I, L.P.

Oaktree Fund GP I, L.P.

The general partner of Oaktree Fund GP I, L.P. is Oaktree Capital I, L.P.

Oaktree Capital I, L.P.

The general partner of Oaktree Capital I, L.P. is OCM Holdings I, LLC.

OCM Holdings I, LLC

The Managing Member of OCM holdings I, LLC is Oaktree Holdings, LLC

Oaktree Holdings, LLC

The Managing Member of Oaktree Holdings, LLC is Oaktree Capital Group, LLC

OCM FIE, LLC

The managing member of OCM FIE, LLC is Oaktree Capital Management, L.P.

Oaktree Capital Management, L.P.

The general partner of Oaktree Capital Management, L.P. is Oaktree Capital Management GP, LLC.

Oaktree Capital Management GP, LLC

The sole managing member of Oaktree Capital Management GP, LLC is Atlas OCM Holdings, LLC.

Oaktree Capital Group, LLC

The name and principal occupation of each of the directors and executive officers of Oaktree Capital Group, LLC are listed below.

Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Vice Chairman of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Principal of Oaktree Capital Management, L.P.

Justin Beber	Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, Managing Partner, and Head of Corporate Strategy and Chief Legal Officer for Brookfield Asset Management Inc.

Bruce Flatt	Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Chief Executive Officer of Brookfield Asset Management Inc.

D. Richard Masson	Owner and general manager of Golden Age Farm, LLC

Marna C. Whittington	Retired

Steven J. Gilbert	Founder and Chairman of the Board of Gilbert Global Equity Partners, L.P.

Daniel D. Levin	Chief Financial Officer of Oaktree Capital Group, LLC and Chief Financial Officer of Oaktree Capital Management, L.P.

Todd E. Molz	General Counsel, Chief Administrative Officer and Secretary of Oaktree Capital Group, LLC and General Counsel and Chief Administrative Officer of Oaktree Capital Management, L.P.

Atlas OCM Holdings, LLC

The name and principal occupation of each of the directors and executive officers of Atlas OCM Holdings, LLC are listed below.

Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Vice Chairman of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Principal of Oaktree Capital Management, L.P.

Justin Beber	Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, Managing Partner, and Head of Corporate Strategy and Chief Legal Officer for Brookfield Asset Management Inc.

Bruce Flatt	Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Chief Executive Officer of Brookfield Asset Management Inc.

D. Richard Masson	Owner and general manager of Golden Age Farm, LLC

Marna C. Whittington	Retired

Steven J. Gilbert	Founder and Chairman of the Board of Gilbert Global Equity Partners, L.P.

Brookfield Asset Management Inc.

The name, principal occupation, address and citizenship of each of the directors and executive officers of Brookfield Asset Management Inc. are listed below.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

M. Elyse Allan, Director	181 Bay Street, Suite 210, Toronto, Ontario M5J 2T3, Canada	Corporate Director	U.S.A. and Canada

Jeffrey M. Blidner, Vice Chair and Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair of Brookfield	Canada

Angela F. Braly, Director	832 Alverna Drive, Indianapolis, Indiana 46260 U.S.A.	Corporate Director	U.S.A.

Jack L. Cockwell, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada

Marcel R. Coutu, Director	c/o Suite 1210 225 - 6th Ave. S.W., Calgary, Alberta T2P 1N2	Corporate Director	Canada

Murilo Ferreira, Director	Rua General Venãncio Flores, 50 Cob 01, Leblon Rio de Janeiro, RJ 22441-090	Former Chief Executive Officer of Vale SA	Brazil

J. Bruce Flatt, Director and Managing Partner and Chief Executive Officer	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Managing Partner and Chief Executive Officer of Brookfield	Canada

Maureen Kempston Darkes, Director	10 Avoca Avenue, Unit 1904, Toronto, Ontario M4T 2B7	Corporate Director	Canada

Brian W. Kingston, Managing Partner, Chief Executive Officer Real Estate	250 Vesey Street, 15th Floor, New York, NY 10281-1023 U.S.A.	Managing Partner, Chief Executive Officer Real Estate of Brookfield	Canada
Brian D. Lawson, Vice Chair and Honorary Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair of Brookfield	Canada

Cyrus Madon, Managing Partner, Chief Executive Officer Private Equity	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Private Equity of Brookfield	Canada

Frank J. McKenna, Director	TDCT Tower 161 Bay Street, 35th Floor Toronto, Ontario M5J 2T2, Canada	Chair of Brookfield and Deputy Chair of TD Bank Group, Wholesale	Canada

Rafael Miranda, Director	C/Santiago de Compostela 100 28035 Madrid, Spain	Corporate Director	Spain

Janice Fukakusa, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Lord Augustine Thomas O’Donnell, Director	Frontier Economics, 71 High Holborn, London U.K. WC1V 6DA	Chairman of Frontier Economics Limited	United Kingdom

Hutham S. Olayan, Director	133 East 64th Street, Apt. 5A, New York, NY 10065m U.S.A.	Chairman of The Olayan Group	U.S.A. and Saudi Arabia

Lori Pearson, Managing Partner and Chief Operating Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Operating Officer of Brookfield	Canada

Samuel J.B. Pollock, Managing Partner, Chief Executive Officer Infrastructure	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Infrastructure of Brookfield	Canada

Seek Ngee Huat, Director	501 Orchard Road, #08 - 01 Wheelock Place, Singapore 238880	Chairman, Global Logistic Properties	Singapore

Sachin G. Shah, Managing Partner, Chief Investment Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Investment Officer of Brookfield	Canada

Connor Teskey, Managing Partner, Chief Executive Officer Renewable Power	One Canada Square, Level 25, Canary Wharf, London UK E14 5AA	Managing Partner, Chief Executive Officer Renewable Power of Brookfield	Canada

Diana L. Taylor, Director	c/o Bloomberg, Philanthropies, 25 East 78th Street, New York, N.Y. 10075	Corporate Director	U.S.A. and Canada

Justin Beber, Managing Partner, Head of Corporate Strategy and Chief Legal Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Head of Corporate Strategy and Chief Legal Officer of Brookfield	Canada

Howard S. Marks, Director	c/o Oaktree Capital Management, L.P., 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071	Co-Chairman, Oaktree Capital Management	U.S.A

Nicholas H. Goodman, Managing Partner and Chief Financial Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Financial Officer of Brookfield	United Kingdom

Craig Noble, Managing Partner, Chief Executive Officer Alternative Investments	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Alternative Investments of Brookfield	Canada

Partners Limited

The name, principal occupation, address and citizenship of each of the directors and executive officers of Partners Limited are listed below.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Jack L. Cockwell, Director and Chairman of the Board	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chairman of Brookfield Partners Foundation	Canada

Brian W. Kingston, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023 U.S.A.	Managing Partner, Chief Executive Real Estate of Brookfield	Canada

Brian D. Lawson, Director and President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair of Brookfield	Canada

Cyrus Madon, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Private Equity of Brookfield	Canada

Timothy R. Price, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

Samuel J.B. Pollock, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Infrastructure of Brookfield	Canada

Sachin G. Shah, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Investment Officer Renewable Power of Brookfield	Canada

Lisa Chu, Treasurer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President - Finance of Brookfield	Canada

Lorretta Corso, Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Administrator, Corporate Secretary of Brookfield	Canada

Tim Wang, Assistant Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Manager, Capital Markets and Treasury of Brookfield	Canada